[LETTERHEAD OF CLIFFORD CHANCE US LLP]

VIA EDGAR

U.S. Securities and Exchange Commission	February 3, 2016
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-0404

Re: NorthStar Real Estate Capital Income Fund-T (the "Trust") (File Nos. 333 -        ; 811 -        )

Dear Sir or Madam:

On behalf of the Trust, we transmit for filing under the Securities Act of 1933 and the Investment Company Act of 1940, each as amended, a registration statement on Form N-2 relating to the Trust's initial issuance of common shares of beneficial interest, par value $0.001 per share (the "Registration Statement"). The Trust has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

The Trust is a newly organized, closed-end management investment company and the Registration Statement is being filed for the purpose of registering common shares of beneficial interest of the Trust. Please note that the Registration Statement is substantially similar to the the registration statement on Form N-2 of NorthStar Real Estate Capital Income Fund (File Nos. 333-207678 and 811-23109), as originally filed with the Securities and Exchange Commission (the "Commission") on October 30, 2015. For ease of reference, we have included as part of this correspondence a marked copy of the Registration Statement showing all changes from pre-effective amendment no. 1 of NorthStar Real Estate Capital Income Fund, as filed with the Commission on December 23, 2015.

The registration fee for purposes of the initial filing has been wired through the FEDWIRE system to the Commission’s account at US Bank.  The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained by the Trust.

CLIFFORD CHANCE US LLP

It is expected that the Trust will file a pre-effective amendment responding to any comments and registering additional shares promptly after the resolution of any comments, along with a request of acceleration of effectiveness of the Registration Statement.

If you have any questions concerning the foregoing, please call Clifford R. Cone at (212) 878-3180, Jefferey D. LeMaster at (212) 878-3206 or the undersigned at (212) 878-3066.

Best Regards,

/s/ Matthew A. Babinsky
Matthew A. Babinsky

cc:	Clifford R. Cone
Jefferey D. LeMaster

 Enclosure